New Alternatives Fund, Inc.
150 Broadhollow Road, Suite PH 02
Melville, New York 11747
Telephone: (631) 423-7373
Facsimile: (631) 423-7393

December 2, 2008

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
Division of Investment Management - Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549-4720

Attention: Christina DiAngelo - Senior Staff Accountant

Re:	New Alternatives Fund, Inc. (the “Fund”)
1933 Act Registration No. 002-74436
1940 Act Registration No. 811-03287

Dear Ms. DiAngelo:

This letter is in response to comments provided by the Staff of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) during a telephone conversation on November 4, 2008 between you, Joseph A. Don Angelo, the Chief Compliance Officer of the Fund and myself, David J. Schoenwald, the President and Treasurer of the Fund. In that conversation, the Staff provided comments to the Fund’s Form N-CSR filing for the fiscal year ended December 31, 2007 and the Fund’s Form N-PX filing for the period ended June 30, 2008. The Staff’s comments are in italics with the Fund’s response following each numbered comment.

1.
In the Fund’s Annual Report to Shareholders for the Fiscal Year ended December 31, 2008, the Staff noted that the annualized expense ratio contained in the Fund’s un-audited expense example was identical to the ratio of operating expenses to average net assets contained in the Fund’s Financial Highlights Table. You requested that we verify that the calculation was correct.

We confirmed with the Fund’s administrator and accounting services agent, PNC Global Investment Servicing, that the calculation was correct and requires no change.

2.
In the Fund’s Annual Report to Shareholders for the Fiscal Year ended December 31, 2008, on the Notes to the Financial Statements, under Note No. 2, “Accounting Policies - Portfolio Valuation,” the Staff requested an enhancement of the disclosure concerning fair value.

U.S. Securities and Exchange Commission
November 30, 2008

The disclosures the Staff requested have been added to the notes to its current financial statements. Please note that the Fund has adopted the provisions of Statement of Financial Accounting - Standards No. 157 (“SFAS 157”) as of the beginning of the its current fiscal year (i.e., January 1, 2008). Accordingly, such disclosures were not required until its Semi-Annual Report for the period ended June 30, 2008. For your convenience, a copy of such disclosures are contained on APPENDIX A to this letter.

3.
In the Fund’s Annual Report to Shareholders for the Fiscal Year ended December 31, 2008, on the Notes to the Financial Statements, under Note No. 4, “Management Fee and Other Transactions With Affiliates,” the Staff requested that the Fund clarify the narrative description of its investment advisory fee breakpoint schedule concerning assets between $30 million and $100 million.

The change that the Staff requested will be made to future notes to the financial statements. Such breakpoint language will now read: “The Fund pays the Advisor an annual management fee of 1.00% of the first $10 million of average net assets; 0.75% of the next $20 million of average net assets; 0.50% for average net assets more than $30 million and less than $100 million; and 0.45% for average net assets more than $100 million.”

4.	The Staff requested that we review the Fund’s response to Item 4(e)(2)(c) of Form N-CSR for the fiscal year ended December 31, 2007.

The response to Item 4(e)(2)(c) will be corrected to “-0-” from “100%” in future filings, as applicable.

5.
On the Fund’s Form N-PX, the Staff questioned the Fund’s omission of the information required by Item No. 1 (f) as to whether the matter to be voted upon was initiated by the issuer or a security holder. The Staff also questioned the Fund’s response that there was no management recommendation on a few proxy proposals.

We have reviewed the Fund’s Form N-PX filing for the period ended June 30, 2008. We did omit the response as to who initiated proposals. In the future, the Fund will add a column concerning whether a matter to be voted upon was initiated by the issuer or a security holder.

As to the issue of the recommendation of management and the Fund’s response of “None” with respect to a few such proposals, we note that the Fund holds the securities of many foreign issuers, where management makes no recommendation on some shareholder proposals. We reviewed a sample of foreign proxy materials to assure ourselves that the Fund had responded correctly. The review confirmed that, in fact, many foreign companies make no recommendations. Accordingly, we believe the Fund responded properly.

U.S. Securities and Exchange Commission
November 30, 2008

6.	The Staff requested that we provide the Tandy representations.

We hereby represent, on behalf of the Fund, that the Fund will not assert any comment or review by the Commission’s Staff relating to the filings referred to above as an affirmative defense in any proceeding initiated by the Commission or any other person against the Fund. We further acknowledge that, as contemplated under the federal securities laws, the adequacy of the disclosure in the filings referenced above is the responsibility of the Fund.1

If you have any questions, or need any additional information, please do not hesitate to call me at (631) 423 7373, or Fund counsel, Terrance James Reilly, of Montgomery, McCracken, Walker and Rhodes, LLP at (215) 772 7318.

Sincerely,

/s/ David J. Schoenwald
David J. Schoenwald
President and Treasurer

cc:	Sandra L. Adams - PNC Global Investment Servicing
Joseph A. Don Angelo
Terrance James Reilly
James G. Shaw - PNC Global Investment Servicing

________________
[1]
As indicated in the Commission’s press release of June 24, 2004, neither the request for, nor the provision of, the above representation should be construed as confirming that there is or is not an inquiry or other pending matter involving the Fund.

APPENDIX A

The Fund has adopted the provisions of Statement of Financial Accounting - Standards No. 157 (“SFAS 157”) as of the beginning of the current fiscal period/year. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, the Fund utilizes a fair value hierarchy which prioritizes the inputs to valuation techniques used to make fair value into three broad levels.

•	Level 1 - quoted prices in active markets for identical securities.

•	Level 2 - prices determined using other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc).

•	Level 3 - prices determined using significant unobservable inputs (including the fund’s own assumptions in determining the fair value of investments).